                                                                     Exhibit 4.4

News release via Canada NewsWire, Vancouver 604-669-7764

             Attention Business/Financial Editors:
             Intrawest reports fiscal 2003 first quarter results

             ALL DOLLAR AMOUNTS ARE IN U.S. CURRENCY

             Listed:    NYSE TSX
             Symbols:   IDR (NYSE) ITW (TSX) (common)
                        ITW1N (preferred)

     VANCOUVER, Nov. 12 /CNW/ - Intrawest Corporation, the leading operator and developer of village-centered resorts across North America, today announced results for its fiscal 2003 first quarter ended September 30, 2002. Total revenue for the quarter was $112.7 million compared with $93.7 million for the same period last year. Net loss from continuing operations was $11.1 million or $0.23 per share compared with a loss of $9.8 million or $0.22 per share in 2001. Total company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization) was $6.5 million compared with $7.2 million in 2001.

     Revenue from ski and resort operations for the quarter was $65.4 million compared with $58.7 million in the same quarter of 2001 as higher occupancy levels and room nights generated increased revenue in lodging, retail and food and beverage. During the period the revenue contribution from warm-weather resorts increased to $19.9 million from $17.7 million last year. Ski and resort operations EBITDA for the quarter increased to $3.2 million from $2.0 million.

     Results from ski and resort operations were offset by lower real estate earnings. Revenue from real estate increased to $47.1 million from $33.1 million in 2001 while real estate profit declined from $4.9 million to $3.9 million. The first quarter represents just six per cent of expected closings for the year and profitability was significantly affected by higher than expected start-up costs associated with a new Club Intrawest location at Sandestin. Resort Club sales in the quarter were $12.1 million, up from $8.9 million last year due primarily to the opening of the Sandestin location.

     "The improvement in results from ski and resort operations for the first quarter and encouraging indicators for the year ahead suggest that we will continue to perform well despite uncertain economic and political conditions," said Joe Houssian, Intrawest's chairman, president and chief executive officer. "This solid base of performance is allowing us to maintain forward momentum for our business strategy, while at the same time moving towards our balance sheet and cash flow objectives."

     Closed real estate units and pre-sold units scheduled to close in fiscal 2003 now amount to approximately $400 million. An additional $290 million of pre-sale contracts are scheduled to close in fiscal 2004.

     Intrawest's Board of Directors today declared a dividend of Cdn$0.08 per common share payable on January 22, 2003 to shareholders of record on January 8, 2003.

     The term EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented in the Additional Information table below.

     A conference call is scheduled for Tuesday, November 12, 2002 at 4:00 pm ET (3:00 pm CT, 1:00 pm PT) to review Intrawest's fiscal 2003 first quarter results. The call will be webcast live on Intrawest's Web site at www.intrawest.com. Access to the call can also be obtained by calling 1-888-202-2787 (media and retail investors) and 1-888-458-1598 (analysts and institutional investors), using the access code 88228, before the scheduled start time. A playback version of the conference call will be available until November 19, 2002 at 1-877-653-0545. The password to access the playback version is 164584.

                            INTRAWEST CORPORATION
                    Consolidated Statements of Operations


                                                   THREE MONTHS ENDED
                                                     SEPTEMBER 30
                                               -------------------------
                                                 2002            2001
                                               ---------       ---------
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                                              (UNAUDITED)

Revenue:

     Ski and resort operations                 $  65,374       $  58,660
     Real estate sales                            47,052          33,066
     Rental properties                                --           1,950
     Interest and other income                       306              25
                                               ---------       ---------
                                                 112,732          93,701
                                               ---------       ---------

Expenses:

     Ski and resort operations                    62,163          56,625
     Real estate costs                            43,164          28,141
     Rental properties                                --           1,270
     Interest                                      9,004           9,343
     Depreciation and amortization                 8,633           8,837
     Corporate general and administrative          3,573           2,190
                                               ---------       ---------
                                                 126,537         106,406
                                               ---------       ---------

Loss before undernoted                           (13,805)        (12,705)
Provision for income taxes                        (2,446)         (2,779)
                                               ---------       ---------

Loss before non-controlling interest and
  discontinued operations                        (11,359)         (9,926)
Non-controlling interest                            (299)           (143)
                                               ---------       ---------

Loss from continuing operations                  (11,060)         (9,783)
Results of discontinued operations                    75             164
                                               ---------       ---------
Loss for the period                            $ (10,985)      $  (9,619)
                                               =========       =========



Loss from continuing operations per
  common share
     Basic and diluted                         $   (0.23)      $   (0.22)
Loss per common share
     Basic and diluted                         $   (0.23)      $   (0.22)
                                               =========       =========
Weighted average number of common
  shares outstanding (in thousands)
     Basic and diluted                            47,255          44,030

                              INTRAWEST CORPORATION
                          Consolidated Balance Sheets


(in thousands of United States dollars)

                                              SEPTEMBER 30     JUNE 30
                                                 2002            2002
                                              ----------      ----------
                                              (UNAUDITED)      (AUDITED)

Assets
Current assets:
     Cash and cash equivalents                $   63,105      $   76,689
     Amounts receivable                           61,571         109,948
     Other assets                                115,857          88,062
     Resort properties                           448,640         399,572
     Future income taxes                          12,971           7,536
                                              ----------      ----------
                                                 702,144         681,807
Ski and resort operations                        839,198         841,841
Properties:
     Resort                                      497,084         461,893
     Discontinued operations                       5,964           6,325
                                              ----------      ----------
                                                 503,048         468,218

Amounts receivable                                73,934          64,734
Other assets                                      74,053          94,332
Goodwill                                              --          15,985
                                              ----------      ----------
                                              $2,192,377      $2,166,917
                                              ==========      ==========

Liabilities and Shareholders' Equity
Current liabilities:
     Amounts payable                          $  172,226      $  195,254
     Deferred revenue                             96,059          99,484
     Bank and other indebtedness:
        Resort                                   261,900         279,297
        Discontinued operations                    2,399           2,750
                                              ----------      ----------
                                                 532,584         576,785
Bank and other indebtedness:
     Resort                                      886,050         773,790
     Discontinued operations                          78              82
                                              ----------      ----------
                                                 886,128         773,872

Due to joint venture partners                      1,911           3,963
Deferred revenue                                  25,735          23,069
Future income taxes                               77,856          75,843
Non-controlling interest in subsidiaries          32,782          36,116
                                              ----------      ----------
                                               1,556,996       1,489,648
Shareholders' equity:

         Capital stock                                    467,028           466,899
         Retained earnings                                218,687           241,665
         Foreign currency translation adjustment          (50,334)          (31,295)
                                                      -----------       -----------
                                                          635,381           677,269
                                                      -----------       -----------
                                                      $ 2,192,377       $ 2,166,917
                                                      ===========       ===========




                              INTRAWEST CORPORATION
                  Consolidated Statement of Retained Earnings


                                                    THREE MONTHS ENDED
                                                       SEPTEMBER 30
                                                -------------------------
                                                  2002             2001
                                                ---------       ---------
                       (IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)
Retained earnings, beginning of period
  (as previously reported)                      $ 241,665       $ 187,922
Adjustment to reflect change in accounting
  for goodwill and intangibles                    (11,993)             --
Loss for the period                               (10,985)         (9,619)
                                                ---------       ---------
Retained earnings, end of period                $ 218,687       $ 178,303
                                                =========       =========



                              INTRAWEST CORPORATION
                     Consolidated Statements of Cash Flows


                                                                    THREE MONTHS ENDED
                                                                        SEPTEMBER 30
                                                                -------------------------
                                                                  2002             2001
                                                                ---------       ---------
                                       (IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)
Cash provided by (used in)

Operations:

        Loss from continuing operations                         $ (11,060)      $  (9,783)
        Items not affecting cash:
           Depreciation and amortization                            8,633           8,837
           Non-controlling interest                                  (299)           (143)
                                                                ---------       ---------
        Funds from continuing operations                           (2,726)         (1,089)

        Recovery of costs through real
          estate sales                                             43,164          28,141
        Acquisition and development of
          properties held for sale                               (137,414)       (128,040)
        Increase in long-term amounts

          receivable, net                                (9,201)         (5,781)
        Changes in non-cash operating
          working capital                                (8,695)         23,544
                                                      ---------       ---------
        Cash used in continuing
          operating activities                         (114,872)        (83,225)
        Cash provided by discontinued operations             40           1,212
                                                      ---------       ---------
                                                       (114,832)        (82,013)
                                                      ---------       ---------


Financing:

        Bank and other borrowings, net                   98,262         110,961
        Issue of common shares for cash,
          net of issuance costs                             128              40
        Repurchase of non-resort
          preferred shares                                   --            (150)
        Distributions to non-controlling
          interests                                      (1,420)         (1,145)
                                                      ---------       ---------
                                                         96,970         109,706
                                                      ---------       ---------


Investments:

        Proceeds from (expenditures on):
             Revenue-producing properties                    --             267
             Ski and resort operations assets           (16,563)        (21,527)
             Other assets                                  (482)           (787)
        Proceeds from asset disposals                    21,323              --
                                                      ---------       ---------
                                                          4,278         (22,047)
                                                      ---------       ---------

Increase (decrease) in cash and
  cash equivalents                                      (13,584)          5,646

Cash and cash equivalents,
  beginning of period                                    76,689          86,430
                                                      ---------       ---------
Cash and cash equivalents, end of period              $  63,105       $  92,076
                                                      =========       =========



ADDITIONAL INFORMATION

Total Company EBITDA (see Note 1)
(IN THOUSANDS OF US DOLLARS)

                                     THREE MONTHS ENDED
                                        SEPTEMBER 30
                                   ----------------------
                                     2002           2001
                                    US$000S       US$000S
                                   --------      --------
Loss before tax                    (13,805)      (12,705)
Depreciation and amortization        8,633         8,837
Interest expense                     9,004         9,343
Interest in real estate costs        2,984         1,721
Interest and other income             (306)          (25)
                                   -------       -------
Total Company EBITDA                 6,510         7,171

     Note 1 - The term EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented in this Additional Information table.

     Intrawest Corporation (IDR:NYSE; ITW:TSX) is the leading developer and operator of village-centered resorts across North America. The company owns nine mountain resorts, including Whistler Blackcomb, North America's most popular mountain resort. Intrawest also owns Sandestin Golf and Beach Resort in Florida and has a premier vacation ownership business, Club Intrawest. The company has a 45 per cent interest in Alpine Helicopters Ltd., owner of Canadian Mountain Holidays, the largest heli-skiing operation in the world. Intrawest is headquartered in Vancouver, British Columbia and is located on the World Wide Web at www.intrawest.com.

     Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     %SEDAR: 00002019EB


 -0-                           11/12/2002

     /For further information: contact Mr. Daniel Jarvis, executive vice president and chief financial officer, at (604) 669-9777; or Stephen Forgacs, manager, investor relations and corporate communications, at (604) 623-6620 or at sforgacs(at)intrawest.com; If you would like to receive future news releases by email, please contact investor_relations(at)intrawest.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
    (ITW. IDR)

CO:  Intrawest Corporation
ST:  British Columbia
IN:  LEI
SU:  ERN

             -30-